Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

San Pedro Garza García, México, July 18, 2007 - Axtel, S.A.B. de C.V. (“AXTEL”), a leading Mexican fixed-line integrated telecommunications company, announced today its unaudited second quarter results ended June 30, 2007. Figures in this release are based on Mexican GAAP, stated in constant pesos (Ps.) as of June 30, 2007. Comparisons in pesos are in real terms, that is, adjusted for inflation.

Highlights:

•	AXTEL's geographic expansion continued during the quarter, with operations commencing in Morelia, Merida and Xalapa, reaching twenty-two cities with integrated voice, data and Internet services.

•	Adjusted EBITDA Margin expansion of approximately 300 bps versus the previous quarter as a result of continued operational efficiencies.

•	The continued growth of Adjusted EBITDA, as well as reduced debt levels during the quarter, improved AXTEL's total debt and net debt to run-rate Adjusted EBITDA ratios to 1.9x and 1.6x, respectively.

Revenues from operations

Revenues from operations increased to Ps. 3,017.0 million in the second quarter of year 2007 from Ps. 1,462.4 million for the same period in 2006, an increase of Ps. 1,554.6 million, or 106%.

Revenues from operations totaled Ps. 9,566.6 million in the twelve-month period ended June 30, 2007, compared to Ps. 5,533.4 million in the same period in 2006, an increase of Ps. 4,033.2 million, or 73%.

We derived our revenues from the following sources:

Local services.  Local service revenues contributed 43% of total revenues during the second quarter, compared to 71% in the second quarter of 2006. The 24% growth reported in the second quarter of 2007 versus the same quarter of 2006 is explained by significant increases in monthly rents, cellular revenues and measured service revenues. For the twelve-month period ended June 30, 2007, revenues from local services totaled Ps. 4,715.7 million, an annual increase of Ps. 797.2 million, or 20%, from Ps. 3,918.5 million recorded in the same period in 2006. Monthly rents represented 44% of local revenues during the twelve-month period ended June 30, 2007.

Long distance services.  Long distance service revenues totaled Ps. 406.1 million in the quarter ending June 30, 2007, representing an increase of Ps. 280.3 million or 223%, from Ps.

125.7 million in the same quarter in 2006. For the twelve month period ended June 30, 2007, long distance services grew to Ps. 1,125.5 million from Ps. 480.1 million recorded in the same period in 2006, an increase of Ps. 645.4 million or 134%.

Data & Network.  Driven by managed Internet services and virtual private networks, data and network revenues grew to Ps. 608.4 million for the three-month period ended June 30, 2007, compared to Ps. 66.9 million in the same period in 2006, an increase of Ps. 541.6 million. Managed Internet and virtual private networks represented 89% of data & network revenues during the quarter. For the twelve month period ended June 30, 2007, data and network services revenues totaled Ps. 1,527.2 million from Ps. 237.5 million recorded in the same period in 2006, an increase of Ps. 1,289.7 million.

International traffic.  In the second quarter of 2007, International traffic revenues totaled Ps. 319.9 million, an increase of Ps. 198.5 million or 164% versus results for the same quarter of 2006. For the twelve month period ended June 30, 2007, international traffic revenues grew to Ps. 902.6 million from Ps. 478.5 million registered in the same period in 2006, an increase of Ps. 424.1 million or 89%.

Other services. Revenue from other services accounted for 13% or Ps. 398.6 million of total revenues in the second quarter of 2007, an increase of Ps. 282.2 million from Ps. 116.5 million recorded in the same period in 2006. This change is primarily explained by an Ps. 118.8 million increase in integrated services and customer premise equipment sales, among others. Other services revenue increased to Ps. 1,295.7 million for the twelve month period ended June 30, 2007, from Ps. 418.8 million for the same period in 2006, an increase of Ps. 876.9 million.

Consumption

Local Calls.   Local calls totaled 609.7 million in the three-month period ended June 30, 2007, an increase of 129.7 million, or 27%, from 480.0 million recorded in the same period in 2006. A higher number of lines in service and the fact that Avantel’s consolidation was not reflected in the second quarter of 2006 were the main drivers for this increase. For the twelve month period ended June 30, 2007, local calls increased to 2,246.6 million from 1,798.2 million recorded in the same period of 2006, an increase of 448.4 million calls or 25%.

Cellular (“Calling Party Pays”). Minutes of calls completed to a cellular line amounted to 265.7 million in the three-month period ended June 30, 2007, compared to 190.2 million in the same period in 2006, a 40% improvement equivalent to 75.5 million minutes. For the twelve month period ended June 30, 2007, cellular minutes grew 243.9 million, or 35%, from 689.5 million registered in the twelve-month period ended June 30, 2006, to 933.4 million in the same period in 2007.

Long distance.  Outgoing long distance minutes increased to 512.9 million for the three-month period ended June 30, 2007 from 144.4 million in the same period in 2006, 368.5 million minutes. This significant increase is explained by the fact that Avantel’s consolidation was not reflected in 2006 and by the continued penetration of bundled commercial offers that incorporate long distance minutes. Domestic long distance minutes represented 94% of total traffic during the quarter. For the twelve month period ended June 30, 2007, outgoing long distance minutes amounted to 1,483.0 million, compared to 523.8 million registered in the same period in 2006, an increase of 959.2 million minutes, or 183%.

Operating Data

Lines in Service.  As of June 30, 2007, lines in service totaled 843.8k, an increase of 146.8k from the same date in 2006.  During the second quarter of 2007, net additional lines from five new cities launched in 2007 totaled 5,735. Lines in service from these new cities represented 1% of total lines in service.

Line equivalents (E0 equivalents). We offer from 64 kilobytes per second (“kbps”) up to 100 megabytes per second (“Mbps”) dedicated data links in all of our existing cities. We account for data links by converting them to E0 equivalents in order to standardize our comparisons versus the industry. As of June 30, 2007, line equivalents totaled 425.0k, an increase of 394.9k from the same date in 2006.

Internet subscribers.   As of June 30, 2007, Internet subscribers totaled 107,644, an increase of 92%, from 56,126 recorded on the same date in 2006. Non dial-up subscribers represented 61% or 65,283. Our focus is to continue to grow our broadband access solutions to existing and new customers.

Cost of Revenues and Operating Expenses

Cost of Revenues.  For the three-month period ended June 30, 2007, the cost of revenues grew  Ps. 682.9 million, compared to the same period of year 2006, primarily due to Ps. 348.5 million and Ps. 239.4 million increases in domestic long distance interconnection and links & co-location costs, respectively. For the twelve month period ended June 30, 2007, the cost of revenues amounted to Ps. 3,400.6 million, an increase of Ps. 1,701.2 million in comparison to the same period in year 2006.

Gross Profit.  Gross profit is defined as revenues minus cost of revenues. For the second quarter of 2007, the gross profit accounted for Ps. 1,885.8 million, an increase of Ps. 871.8 million or 86%, compared to the same period in year 2006. For the twelve month period ended June 30, 2007, our gross profit totaled Ps. 6,166.1 million, compared to Ps. 3,834.1 million recorded in the same period of 2006, a gain of Ps. 2,332.0 million or 61%.

Operating expenses.  For the second quarter of year 2007, operating expenses grew by Ps. 364.3 million, or 74%, totaling Ps. 858.3 million, compared to Ps. 494.0 million for the same period in 2006. Such increase is explained by the greater expenses in personnel and building and equipment maintenance, due to the growth in size of the company, which amounted to Ps. 187.6 million and Ps. 64.6 million, respectively. For the twelve month period ended June 30, 2007, operating expenses totaled Ps. 3,009.2 million, compared to Ps. 1,853.3 million in the same period in 2006, an increase of Ps. 1,155.8 million. Personnel represented 46% of total operating expenses during the twelve month period ended June 30, 2007.

Adjusted EBITDA. The Adjusted EBITDA totaled Ps. 1,027.5 million for the three-month period ended June 30, 2007, compared to Ps. 520.1 million for the same period in 2006, an increase of 98%. As a percentage of total revenues, adjusted EBITDA represented 34.1% in the second quarter of 2007. For the twelve-month period ended June 30, 2007, adjusted EBITDA amounted to Ps. 3,156.9 million, compared to Ps. 1,980.8 million in the same period in year 2006, a positive variation of Ps. 1,176.1 million, or 59%.

Depreciation and Amortization (6). Due to the organic expansion during the first half of the year and the consolidation of Avantel, depreciation and amortization totaled Ps. 671.5 million in the three-month period ended June 30, 2007 compared to Ps. 343.3 million for the same period in year 2006, an increase of Ps. 328.1 million or 96%. Depreciation and amortization for the twelve-month period ended June 30, 2007 reached Ps. 2,179.6 million, from Ps. 1,316.3 million in the same period in year 2006, an increase of Ps. 863.3 million, or 66%.

Operating Income (loss). Operating income totaled Ps. 356.1 million in the three-month period ended June 30, 2007 compared to an operating income of Ps. 176.7 million registered in the same period in year 2006, an increase of Ps. 179.3 million or 101%. For the twelve month period ended June 30, 2007 our operating income reached Ps. 977.3 million when compared to the Ps. 664.4 million recorded in the same period of 2006, an increase of Ps. 312.8 million or 47%.

Comprehensive financial result. The comprehensive financial loss was Ps. 125.2 million for the three-month period ended June 30, 2007, compared to a loss of Ps. 92.8 million for the same period in 2006. A net interest expense increase of Ps. 144.2 million due to incremental indebtedness offset by an FX gain of Ps. 108.6 million during the quarter due to the appreciation of the peso, explain the majority of the comprehensive financial result increase. For the twelve-month period ended June 30, 2007, the loss is explained by a net interest expense increase of Ps. 206.3 million offset by a Ps. 138.8 million increase of FX gain during the period.

 Debt.  During the second quarter of 2007, we repaid a Ps. 247.2 million short-term loan facility. The Ps. 5,851.3 million of incremental debt versus year-earlier quarter is due to the December 2006 acquisition of Avantel.

Capital Expenditures.  Continuing with our growth strategy, we launched operations in new cities on May, June and early July. In addition, we expanded our coverage in cities were we had existing operations. The majority of our capital expenditures were directed to access or last-mile assets. In the second quarter of 2007, capital expenditures totaled Ps. 687.5 million, versus Ps. 392.2 million in the same quarter of 2006.

Other important information

Results for the last twelve-month period (“LTM”) ending on June 30, 2007, include the consolidation of Avantel for the month of December 2006 and first and second quarters of 2007.

Revenues are derived from:

Local services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and value added services.

Long distance services.  We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

Data & network. We generate revenues by providing data, Internet access and network services, like virtual private networks and private lines.

International traffic. We generate revenues terminating international traffic from foreign carriers.

Other services. Include among others, activation fees, customer premises equipment (‘‘CPE’’) sales and revenues generated from integrated telecommunications services provided to corporate customers, financial institutions and government entities.

1) Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

2) Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

3) For additional detail on the Adjusted EBITDA Reconciliation, go to AXTEL’s web site at www.axtel.com.mx

4) Earnings per CPO are calculated dividing the net income by the average number of Series A and Series B shares outstanding during the period divided by seven. The number of outstanding Series A and Series B shares was 32,212,209 and 2,890,905,532, respectively, as of June 30, 2007.

5) Net Debt to Adjusted EBITDA: The quarterly figure comes from dividing the net debt at the end of the period by the annualized run-rate Adjusted EBITDA.

6) Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and cost of spectrum licenses, among others.

About AXTEL

AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 22 cities and long distance telephone services to business and residential customers in over 200 cities. The twenty-two cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico, Cuernavaca, Morelia, Merida and Xalapa.

Visit AXTEL on the web at www.axtel.com.mx

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
June 30, 2007 and 2006
(Thousand of constant pesos with purchasing power as of June 30, 2007)

ASSETS	Jun-07	Jun-06
Current assets:

Cash and equivalents	1,211,577	1,069,262
Accounts receivable	1,802,976	738,318
Refundable taxes and other accounts receivable	172,638	87,989
Advances to suppliers	69,387	25,832
Inventories	135,709	70,044
Total current assets	3,392,287	1,991,445

Non current assets

Property, plant and equipment, net	13,650,270	7,524,126
Long-term accounts receivable	19,045	22,320
Telephone concession rights	748,812	676,986
Intangible Assets	617,013	172,112
Deferred income tax	453,555	-
Deferred employee's profit sharing	3,621	-
Investment in shares of associated company	13,946	-
Other assets	301,833	165,747

Total non current assets	15,808,095	8,561,291

TOTAL ASSETS	19,200,382	10,552,736

LIABILITIES
Current liabilities

Account payable & Accrued expenses	1,809,290	666,250
Accrued Interest	111,779	9,152
Short-term debt	-	-
Current portion of long-term debt	179,959	45,270
Taxes payable	107,658	43,579
Financial Instruments	49,259	46,170
Deferred Revenue	564,104	-
Other accounts payable	377,223	271,544
Total current liabilities	3,199,272	1,081,965

Long-term liabilities

Long-term debt	7,599,530	1,985,568
Deferred income tax	-	5,714
Severance, seniority premiums and other post-retirement benefits	90,675	25,448
Deferred revenue	206,042	-
Other long-term liabilities	4,125	2,956
Total long-term liabilities	7,900,372	2,019,686

TOTAL LIABILITIES	11,099,644	3,101,652

STOCKHOLDERS EQUITY
Capital stock	8,588,272	8,402,101
Additional paid-in capital	718,109	529,967
Accumulated losses	(1,241,026)	(1,587,836)
Cumulative deferred income tax effect	127,970	127,970
Change in the fair value of derivative instruments	(92,587)	(21,117)
TOTAL STOCKHOLDERS EQUITY	8,100,738	7,451,085

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	19,200,382	10,552,736

Axtel, S.A.B. de C.V. And Subsidiaries
Unaudited Consolidated Income Statement
Periods ended June 30, 2007 and 2006
(Thousand pesos of constant purchasing power as of June 30, 2007)

		Second Quarter ended June 30				LTM ended June 30
				Δ%				Δ%
		2007	2006			2007	2006

Total Revenues	Ps.$	3,016,988	1,462,354	106.3%	Ps.$	9,566,615	5,533,408	72.9%

Operating cost and expenses
Cost of sales and services		(1,131,185)	(448,323)	-152.3%		(3,400,562)	(1,699,337)	-100.1%
Selling and administrative expenses		(858,277)	(493,970)	-73.8%		(3,009,176)	(1,853,341)	-62.4%
Depreciation and amortization		(671,469)	(343,321)	-95.6%		(2,179,582)	(1,316,282)	-65.6%

Total Operating Costs and Expenses		(2,660,931)	(1,285,614)	-107.0%		(8,589,320)	(4,868,960)	-76.4%

Operating income (loss)		356,057	176,740	101.5%		977,295	664,448	47.1%

Comprehensive financing result:
Net interest income (expense)		(197,347)	(53,166)	-271.2%		(579,101)	(372,847)	-55.3%
Foreign exchange gain (loss), net		108,590	(41,984)	N/A		90,033	(48,808)	N/A
Monetary position gain		(36,474)	2,340	N/A		35,206	47,777	-26.3%

Comprehensive financing result, net		(125,231)	(92,810)	-34.9%		(453,862)	(373,878)	-21.4%

Employee's profit sharing		(1,699)	-	N/A		(3,219)	-	N/A
Deferred employees' profit sharing		-	-	N/A		4,550	-	N/A
Other income (expenses), net		10,081	(12,922)	N/A		(11,820)	(185)	> -200%
Other income (expenses), net		8,382	(12,922)	N/A		(10,489)	(185)	> -200%

Special item		-	-	N/A		-	-	N/A

Income (loss) before income taxes, and
equity in results of associated company		239,208	71,008	236.9%		512,944	290,385	76.6%

Income Tax		(4,199)	-	N/A		(8,938)	-	N/A
Deferred income tax		(67,646)	(23,404)	-189.0%		(159,362)	(112,931)	-41.1%

Total income tax and employees' profit sharing		(71,845)	(23,404)	-207.0%		(168,300)	(112,931)	-49.0%

Equity in results of an associate company		704	-	N/A		2,166	-	N/A

Net Income (Loss)	Ps.$	168,067	47,604	253.1%	Ps.$	346,810	177,454	95.4%